

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Angelos M. Stergiou, M.D., ScD h.c.
President and Chief Executive Officer
SELLAS Life Sciences Group, Inc.
7 Times Square, Suite 2503
New York, New York 10036

> **Re: SELLAS Life Sciences Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2024**
> **File No. 333-278337**

Dear Angelos M. Stergiou:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:　　Daniel A. Bagliebter, Esq.